Exhibit 99.2

A

INTERIM REPORT

FOURTH QUARTER 2022

IDEX Biometrics

IDEX Biometrics ASA is a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control, and digital identity to create unmatched convenience and uncompromised security for users. Our solutions are based on patented and proprietary sensor technologies, integrated circuit designs, and software, targeting card-based applications for payments and digital authentication. We partner with leading card manufacturers and other industry experts to bring our solutions to market.

IDEX Biometrics is incorporated in Norway, where our ordinary shares are listed on the Oslo Børs. Our American Depositary Shares are listed on Nasdaq in New York. Our corporate headquarters is in Oslo, and we have operations in Farnborough, England, Rochester, New York, Wilmington, Massachusetts, and Beijing and Shenzhen, China.

Products and Technology

Our latest biometrics technology solutions, the TrustedBio® and TrustedBio Max families of products were specifically designed to substantially reduce biometric payment cards costs and manufacturing challenges, while significantly improving both performance and security.

Our products are based on a portfolio of proprietary technologies, many of which are patented, including fingerprint sensors, fingerprint ASICs (application specific integrated circuits executing a range of functions), biometric software and matching algorithms, card operating system and applet software, and remote enrollment solutions. Our fingerprint solutions can be used in dual interface, contactless-only, and contact-only payment cards across payment networks offering a complete biometric authentication capability, integrating fingerprint image sensing, biometric processing, system power management, and encryption functions. IDEX Biometrics enables cost effective biometric smart cards with industry-leading performance.

Using our proprietary remote enrollment solutions, cardholders can easily capture and register their fingerprint, and activate their cards remotely without the need to visit a bank branch or ATM, and without communicating sensitive biometric information to third parties. An encrypted template of the fingerprint is stored directly on the card’s secure encryption chip. Therefore, sensitive biometric information is never communicated to third parties or stored in a connected database. We are always committed to investing in patents and other intellectual property protection measures that ensure that our products are, and remain, unique in our target markets.

Competitive Positioning

Our core competencies are based on proven expertise in biometric applications including integrated system design, biometric algorithm and software development, integrated circuit design and packaging. We are adept at problem-solving and creative collaboration with customers and partners across the card industry.

Our mission is to let people use their fingerprints to prove their identity in a simple, secure and personal way. To do so, IDEX Biometrics enables digital authentication with biometric sensors and related technologies, and applications. We are focusing on biometrically

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enabled authentication applications, primarily delivered in card form factors with no batteries. Our solution is powered through harvesting energy emitted by point-of-sale terminals, mobile phones or other card reading devices. Our solutions fit in various applications in payments as well as digital access and cryptocurrency hard wallets.

The Company’s solutions use a patented sensor design, which separates the fingerprint sensor into two components sharing a single package: A flexible, polymer-based sensor array and a separate ASIC, delivering demonstrably superior performance and compelling economics.

With our technology solution, our customers benefit from integration opportunities with multiple secure elements, inlay technologies, card manufacturing methods and software operating systems. This provides flexibility to card manufacturers who have established supply chain partners and manufacturing methods.

Our Opportunity

The company’s goal is to enable biometric smart cards with a seamless user experience, at a price point that enables mass market adoption. With the IDEX Biometrics sensor solutions and other technologies we offer a high level of performance at a compelling price point. We are positioned to achieve our objective of becoming the leading provider of fingerprint biometric solutions for payment cards and digital authentication applications.

In July 2021, IDEX Biometrics announced the integration of the TrustedBio module and the SLC38, the latest generation SE from Infineon Technologies AG, the market leader in secure elements, SEs, for smart cards. In May 2022, IDEX Biometrics joined the ecosystem of Infineon’s Security Partner Network, ISPN, as a preferred partner. We have developed a proprietary card operating system and will use a third-party customized inlay and antenna design, both of which are optimized for the combined TrustedBio and SLC38 reference design. We have achieved ten smart card design wins for this joint reference platform.

Note Regarding Global Events

The Covid pandemic and restrictions, the war in Ukraine, and the global economic slowdown have led to delays in new initiatives and supply chain issues for many businesses, including IDEX Biometrics, its suppliers and customers.

Covid-related shutdowns in China impacted our supply chain in the second half of 2022. As China is now recovering, we do not expect significant issues in the first quarter of 2023.

To reduce the risk of delays and reduce lead time for our customers, IDEX Biometrics has secured allocation and increased our inventory of long lead time materials and components such as silicon chips, as well as finished goods.

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FOURTH QUARTER 2022

CEO’s commentS

February 21, 2023

2022 marked an inflection point in the biometric payment card market with 9 new biometric payment card programs launched with banks on the IDEX Biometrics technology platform. This indicates an acceleration in the deployment of biometric cards with banks and issuers and commercial success for card manufacturers who have selected IDEX Biometrics sensor solutions over the competition.

Until recently, there were four biometric card manufacturers in the market with cards based on IDEX sensor technology. In 2022, IDEX significantly accelerated design wins with card manufacturers, reaching twelve design wins with global and regional card manufacturers across the globe. These card manufacturers are in the process of obtaining LOA’s (Letters Of Approval) from the major payment schemes and are preparing to launch biometric smart cards based on the certified IDEX Biometrics and Infineon Technologies solution offering, together with global and regional banks and issuers.

With an increasing demand among consumers and issuers for biometric payment cards, the market is prepared for mass-production. Last year, front-running digital banks and fintechs offered these next-generation payment cards to customers. Larger issuers planning launches are more conservative, therefore the preparation period for launch is longer.

Nevertheless, traditional banks such as Sella Group in Italy and First Abu Dhabi Bank in UAE announced biometric payment cards integrating IDEX Biometric sensor solutions. Sella Group, one of Italy’s largest independent banks, launched biometric payment cards in Italy with IDEMIA using IDEX Biometrics sensors in the fourth quarter of 2022, commencing their biometric payment card launch with a targeted, segmented approach. Sella Group’s launch followed First Bank Abu Dhabi (FAB), one of the Middle East’s largest banks, announcing a full-scale launch of its biometric payment card program. This led to IDEX TrustedBio sensors securing the largest order to date, valued at over $2 million in revenue. These two launches combined represent a milestone toward the mass commercialization of biometric payment cards.

Four additional unnamed banks launched biometric payment card programs in the market with IDEX Biometrics. Alongside bank challenger Rocker in Sweden, manager.one in France and Accomplish in the UK, a total of 9 IDEX biometric payment card programs were launched in 2022.

Market development in Eastern Europe, and the Middle East continued with an upward trajectory in the fourth quarter. IDEX Biometrics and Enqura Information Technology announced a collaboration to jointly develop and market biometric smart cards for digital authentication in Turkey. Enqura is an ID verification solution provider with a strong client portfolio ranging from international and regional banks such as HSBC, Bank Audi, Burgan Bank, finance companies like ALG Finance, and investment companies like QNB Finansinvest.

India represents one of the fastest-growing payment card markets with close to 1 billion cards in circulation. IDEX Biometrics and M-Tech Innovation Ltd announced a partnership

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FOURTH QUARTER 2022

providing banks and other smart card issuers with biometric card solutions for the Indian market.

There was a significant expansion in the IDEX Biometrics issuer pipeline in the fourth quarter. IDEX Biometrics partnered with Accomplish Financial, a payment solution provider with a strong portfolio of fintechs and banks across the UK, Europe, and North America. Accomplish Financial will launch biometric payment cards in the first quarter of 2023. IDEX Biometrics and Accomplish have developed an innovative and robust go-to-market solution that will accelerate biometric card launches for banks and fintechs throughout 2023. With Europe experiencing a sustained 17.3% increase in card transactions, reaching 56.3 billion in 2022, IDEX Biometrics is partnering with relevant players in the region to enable the market opportunities present.

IDEX Biometrics authentication solutions expanded beyond payments in 2022, with new customers across digital authentication, access and digital and cryptowallets. We partnered with TrustSEC, a leading European provider of digital authentication solutions for access control and crypto wallets. The partnership allows biometric smart card solutions to secure access to digital and cryptocurrency hashwallets, as well as manage physical and logical access for corporations, and governments. The solution combines TrustSEC smart card module, including card operating system and applets, with the IDEX Biometrics TrustedBio sensor solution. The digital identity verification market is set to rise to $16.7 billion in 2026, providing an important opportunity for secure solutions for crypto hardware wallets, digital identification and card-based access applications.

IDEX Biometrics is entering the quarter ahead with accelerated commercial efforts within payment cards and digital authentication. In January, Sentry Enterprises announced its selection of Infineon Technologies’ latest generation secure element SLC38 together with IDEX Biometrics sensor technology for their next generation biometric identity platform, SentryCard and their soon-to-be-released Sentinel biometric cold storage crypto wallet. We expect additional card manufacturers to achieve milestone certifications, which will be a strong catalyst for commercialization.

Revenues in the fourth quarter were $1.1 million, increasing 15% compared to third quarter revenues of $0.9 million. For the full year the company recorded revenues of $4.1 million, a year-over-year increase of 44%. We expect continued revenue growth in 2023.

Gross margin increased to 33% in the fourth quarter, up from 12% in the third quarter, and for the full year 2022 the gross margin was 21%. The higher margins in the quarter were due to increased sales to high-margin customers. We expect the gross margin in the first quarter of 2023 to be at similar levels as in the fourth quarter of 2022.

Operating expenses excluding cost of materials and depreciation decreased 12% this quarter to $7.0 million, down from $7.9 million in the third quarter. The decrease in operating expenses partly reflects a reduction of the number of employees implemented in the second half of 2022. Development expenses were seasonally low in the fourth quarter due to recognition of government support credits. We expect to further decrease operating expenses in the first quarter of 2023.

Vince Graziani

Chief Executive Officer

INTERIM REPORT

FOURTH QUARTER 2022

Financial review

Statements of profit and loss

For the fourth quarter ended December 31, 2022, IDEX Biometrics recorded consolidated revenue of $1.1 million. Sequentially, fourth quarter revenue increased approximately 15% from the third quarter of 2022, reflecting the timing of shipments to our two largest customers in the payment card segment. By comparison, fourth quarter 2021 revenue was $0.8 million for a year-over-year quarterly increase of approximately 36%.

For the full year of 2022, the Company recorded consolidated revenue of $4.1 million, compared to $2.8 million for the same period in 2021, representing an increase of 44%.

Cost of materials increased by $0.3 million compared to $0.4 million for the fourth quarter of 2021, reflecting higher consumption of inventories associated with increased product sales. Cost of materials totaled $3.2 million for the full year of 2022, compared to $1.3 million for the full year of 2021. The cost of materials as a percentage of revenue is impacted by product mix as well as costs of wafers, assembly services, and certain components. One-time costs such as the write-off of inventory are also included in cost of materials.

Gross profit margin, as a percentage of revenue(), was 33% for the fourth quarter of 2022, compared to 12% in the third quarter of 2022. For the fourth quarter of 2021, a correspondingly calculated gross profit margin was 45%, with the higher figure pimarily reflecting sales mix. The sequential increase in gross margin was due to product/customer mix. On a year-to-date basis, gross profit margin for the full year of 2022 was 21%, compared to 56% for the full year of 2021, also reflecting the shift in product/customer mix toward payment cards in 2022 as well as higher costs of wafers, assembly services, and certain components, and one-time write-off of inventory.

Compensation and benefits expenses totaled $4.4 million for the fourth quarter of 2022, a decrease from $6.9 million for the fourth quarter of 2021, and $ 5.0 million in the third quarter of 2022. reflecing the impact of staff reduction actions taken earlier in the year. Compensation and benefits expenses totaled $19.2 million in the twelve months of 2022 compared to $21.1 million in 2021. The year-over-year decrease is due to staff reductions efforts implemented in 2022.

Share-based compensation expense, which is non-cash, totaled $0.4 million for the fourth quarter of 2022, in contrast to $1.0 million recorded for the fourth quarter of 2021 and on par with $0.4 million recorded for the third quarter of 2022. Quarterly variances in share-based compensation are attributable to the number of subscription rights vesting in the period, and changes in the share price which influences the accrual of estimated employer’s tax which will be due if and when a subscription right is exercised. Share-based compensation expense totaled $1.8 million for the twelve months of 2022, in

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contrast to $2.9 million recorded for the twelve months of 2021, primarily because of reduced payroll tax accruals due to lower share prices in 2022.

Our staff is made up of employees and individual contractors. On a full-time equivalent (FTE) basis, our staff totaled 99 on December 31, 2022, down from 106 on December 31, 2021. The year-over-year decrease of staff reflects the staff reduction measures implemented in the second half of 2022 and to be fully realized from the first quarter of 2023.

Research and development (R&D) expenses include the external costs of product development, prototype manufacturing, and pre-release product testing. The cost of employees engaged in R&D is included in Compensation and benefits. R&D expenses are reported net of earned government grants in support of R&D activities. Timing of the receipt of such grants are generally subject to the completion of qualifying activities. Net R&D expenses totaled $0.2 million for the fourth quarter of 2022, in contrast to $0.5 million for the fourth quarter of 2021 and $1.0 million for the third quarter of 2022. R&D expenses totaled $3.2 million for the twelve months of 2022, in contrast to $2.7 million for the twelve months of 2021, primarily due to higher software development costs and costs related to patents and trademarks during the period.

Other operating expenses, primarily expenses associated with marketing, sales, and administrative activities, totaled $2.4 million for the fourth quarter of 2022, in contrast to $2.1 million for the fourth quarter of 2021. Other operating expenses totaled $1.8 million for the third quarter of 2022. The year-over-year increase is associated largely with higher marketing and sales costs, reflecting the expansion of our commercial team of individual contractors, and marcom activities. Other operating expenses totaled $8.4 million for the twelve months of 2022, in contrast to $7.3 million for the twelve months of 2021, on similar factors to the quarter variation.

Amortization and depreciation charges() totaled $0.3 million for the fourth quarter of 2022, in contrast to $0.4 million for the fourth quarter of 2021 and $0.3 million for the third quarter of 2022. The decreased level of depreciation charges is primarily associated with lower depreciation of right-of-use assets. Amortization and depreciation charges totaled $1.4 million for the twelve months of 2022, in contrast to $1.8 million for the twelve months of 2021, also due to lower depreciation of right-of-use assets.

Net financial items, consisting primarily of the net effect of currency adjustments and the net amount of interest income and interest expense, totaled income of $0.6 million for the fourth quarter of 2022, in contrast to expense of $1.2 million recorded for the fourth quarter of 2021. Net financial items totaled to an expense of $0.9 million for the third quarter of 2022. The variation in net financial items between periods primarily is the result of fluctuations of the exchange rate of the U.S. Dollar to Norwegian Krone and British Pounds. Net financial items totaled expense of $1.3 million for the twelve months of 2022, compared to expense of $1.1 million in the twelve months of 2021. The variation in 2022 was driven primarily by foreign exchange revaluation expense of British Pounds to the U.S. dollar during the second and third quarters of the year.

IDEX Biometrics recorded income tax benefit of $36 thousand in both the fourth quarter and full year 2022. Income tax expense of $90 thousand was recorded for the fourth quarter of 2021. The Company operates at a loss and has a substantial tax loss

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carryforward in Norway. However, it has not recognized to date any deferred tax assets in its Statements of financial position.

Net loss for the fourth quarter of 2022 totaled $6.3 million, representing a loss per share of $0.00. In contrast to a net loss of $10.9 million for the fourth quarter of 2021, representing a loss per share of $0.01, and a net loss of $9.0 million for the third quarter of 2022, representing a loss per share of $0.01.

Net loss for the twelve months of 2022 totaled $32.7 million, representing a loss per share of $0.03, in contrast to a net loss of $32.6 million for the twelve months of 2021, representing a loss per share of $0.04.

Statements of Cash Flows

The Company incurred an operating cash outflow of $7.2 million for the fourth quarter of 2022, in contrast to operating cash outflows of $7.6 million for the fourth quarter of 2021 and $7.3 million for the third quarter of 2022. The operating cash outflow for the twelve months of 2022 totaled $31.9 million, in contrast to an outflow of $27.5 million for the twelve months of 2021. The increase in operating cash outflow for 2022 as compared to 2021 was due to primarily due to an increase in inventory and accounts receivable balances.

Investing activities (i.e., capital expenditure) were insignificant for these periods.

Total cash flow from financing activities, including the net proceeds from the issuance of shares and the net proceeds from the exercise of subscription rights, net of payments associated with lease liabilities, totaled $14.2 million for the fourth quarter of 2022, in contrast to $28.5 million for the fourth quarter of 2021.

For the twelve months of 2022, cash flow from financing activities totaled $14.5 million in contrast to $54.1 million for the twelve months of 2021. IDEX Biometrics completed private placement transactions with net proceeds of approximately $14.3 million in the fourth quarter of 2022 and $28.5 million and $25.5 million, during the fourth quarter of 2021 and the first quarter of 2021, respectively.

The cash balance totaled $16.1 million as of December 31, 2022, in contrast to $33.8 million as of December 31, 2021.

Statements of Financial position

The largest assets held on the Statements of financial position as of December 31, 2022, were cash of $16.1 million, and inventory of $4.4 million, representing 56% and 15% of total assets, respectively.

Acquired intangible assets including goodwill of $968 thousand amounted to $2.5 million. IDEX Biometrics has developed intellectual property (IP) and has incurred product development costs. The value of self-developed IP is generally not recorded on the Statements of financial position, because it does not satisfy accounting criteria for

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capitalization. No development costs were capitalized during the year ended December 31, 2022 or the previous year.

Tangible fixed assets, including the right-of-use value of leased assets, totaled, net of accumulated depreciation, $2.7 million as of December 31, 2022, in contrast to $1.7 million as of December 31, 2021. Other than right-of-use leased assets, Tangible fixed assets are comprised of scientific and test equipment, engineering tools, leasehold improvements, office equipment, and furniture with useful lives of three to seven years.

Inventory totaled $4.4 million as of December 31, 2022, in contrast to $1.2 million as of December 31, 2021. IDEX Biometrics is a fabless developer of semiconductor-based products, and its manufacturing operations are outsourced. Inventory consists of raw materials (primarily semiconductor components and substrates), work-in-progress (primarily incomplete assemblies) and finished goods (completed fingerprint sensing devices available for sale). A large share of the inventories is physically located at the contract manufacturing partners’ sites.

There has been significant and uncertain lead times across the electronics industry in 2022. To reduce the risk of delays and reduce lead time for our customers, IDEX Biometrics has during 2022 increased inventory of long lead time materials and components such as silicon chips, as well as finished goods.

Customer accounts receivable totaled $1.3 million as of December 31,2022 in contrast to $0.8 million as of December 31, 2021. The increase in accounts receivable was the result of increased product shipments during the fourth quarter of 2022 as compared to the fourth quarter of 2021. No customer accounts necessitated a bad debt reserve as of December 31, 2022 or December 31, 2021.

Total short-term liabilities totaled $5.0 million as of December 31, 2022, compared to $4.3 million as of December 31, 2021. Variations in short-term liabilities are the result of activity levels such as increased accounts payable levels associated with higher purchases of inventories and the timing of expense accruals and the settlement of payables.

Net working capital (i.e., short-term assets, excluding cash, less short-term liabilities) totaled $6.2 million as of December 31, 2022 and $2.9 million as of December 31, 2021. As revenues continue to increase, net working capital will increase as levels of inventory and customer accounts receivable increase. The increase will likely be partially offset by an increase in trade accounts payable.

Equity totaled $22.8 million as of December 31, 2022, in contrast to $37.7 million as of December 31, 2021. The change during the periods was primarily the result of the private placement of shares in the fourth quarter of 2022, offset by the net losses in the respective periods. At the end of 2021, IDEX Biometrics allocated $46.0 million of Share premium to Capital reduction reserves. Total equity was not affected by the allocation.

As of December 31, 2022, the Company had no debt to financial institutions or lenders.

Liquidity

IDEX Biometrics incurred an operating cash deficit of $7.2 million for the fourth quarter of 2022, in contrast to operating cash deficits of $7.6 million for the fourth quarter of 2021 and

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$7.3 million for the third quarter of 2022. The operating cash deficit for the twelve months of 2022 totaled $31.9 million, in contrast to a deficit of $27.5 million for the twelve months of 2021.

The primary operating cash items are the operating losses in each period, less non-cash expenses, including share-based compensation, depreciation, and amortization. Net working capital varies between quarters, mainly due to the timing of shipments, collections from customers, receipt of inventoried materials, and disbursements to vendors.

The Company incurred capital expenditures of $52.7 thousand for the fourth quarter of 2022, in contrast to capital expenditures of $12 thousand for the fourth quarter of 2021, and $112 thousand for the third quarter of 2022.

The Company’s balance sheet solvency, defined as the value of cash and accounts receivable, less short-term liabilities, totaled $13.4 million as of December 31, 2022, in contrast to $31.0 million as of December 31, 2021.

U.S. regulatory matters

The Company’s American Depositary Shares (each representing 75 of the Company’s ordinary shares, which are listed on the Oslo Børs) are listed on the Nasdaq Capital Market under the ticker symbol IDBA. In connection with this listing, the Company is subject to securities regulations in the United States.

Pursuant to the Jumpstart Our Business Startups Act of 2012 (JOBS Act), IDEX Biometrics is considered an “emerging growth company,” and thereby is exempt from various certain U.S. reporting requirements. These exemptions allow for reduced disclosure in periodic U.S. filings and deferral of the auditor attestation requirements of Section 404(b) of the U.S. Sarbanes-Oxley Act of 2002. The company will remain an emerging growth company until 2025, unless it reaches certain revenue, market capitalization, or debt issuance thresholds beforehand. As of December 31, 2022, IDEX Biometrics continued to be considered an emerging growth company.

Similarly, the Company is considered a “foreign private issuer” pursuant to SEC rules, promulgated under the U.S. Securities Exchange Act of 1934, as amended, (Exchange Act). As such, the Company is not required, among various exemptions, to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. registrants. Notably, IDEX Biometrics currently is not required to file quarterly reports with the SEC on Form 10-Q or current reports on Form 8-K. The Company is required to file a Form 6-K in association with the disclosure of significant events, including the filing of this report with Norwegian regulatory authorities. Companies utilizing the foreign private issuer exemptions must confirm their status at the conclusion of their second fiscal quarter. As of June 30, 2022, IDEX Biometrics met the annual test against the criteria to remain considered a foreign private issuer.

February 21, 2023

The Board of Directors of IDEX Biometrics ASA

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CONSOLIDATED INTERIM financial INFORMATION

(UNAUDITED)

consolidated statements of PROFIT AND LOSS

consolidated Statements of COMPREHENSIVE Income

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

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CONSOLIDATED Statements of CHANGES IN Equity

Amounts in USD 000s	Note	Share capital	Share premium	Share based payment reserve	Foreign currency translation effects	Capital reduction reserve	Accumu-lated loss	Total equity
Balance at January 1, 2022		**20,410**	**9,452**	**21,414**	**(12,312)**	**269,500**	**(270,739)**	**37,725**
Mar 9th: Share issue	12	6	15	-	-	-	-	**21**
May 31st: Share issue	5,7,12	1	15	-	-	-	-	**16**
Aug 19th: Share issue	12	4	189	-	-	-	-	**193**
Nov 18th: Share issue		1,525	7,731	-	-	-	-	**9,257**
Nov 21st: Share issue		4	-	-	-	-	-	**4**
Dec 13th: Share issue		733	4,153	-	-	-	-	**4,886**
Employee share purchase program	5,7,12	79	481	-	-	-	-	**560**
Share-based compensation	5,7,12	-	-	2,161	-	-	-	**2,161**
Loss for the period		-	-	-	-	-	(32,662)	**(32,662)**
Other comprehensive income		-	-	-	680	-	-	**680**
Balance at December 31, 2022		**22,762**	**22,036**	**23,576**	**(11,632)**	**269,500**	**(303,401)**	**22,841**
Balance at January 1, 2021		**17,251**	**3,608**	**18,664**	**(12,322)**	**223,500**	**(238,187)**	**12,514**
Feb 15th: Share issue	12	1,485	24,070	-	-	-	-	**25,555**
Mar 10th: Share issue	12	5	20	-	-	-	-	**25**
May 12th: Share issue	5,7,12	10	-	-	-	-	-	**10**
Aug 20th: Share issue	12	6	31	-	-	-	-	**37**
Nov 12th: Share issue	12	1,601	27,084	-	-	-	-	**28,685**
Employee share purchase program	5,7,12	52	639	-	-	-	-	**691**
Share-based compensation	5,7,12	-	-	2,750	-	-	-	**2,750**
Loss for the period		-	-	-	-	-	(32,552)	**(32,552)**
Allocation of share premium		-	(46,000)	-	-	46,000	-	**-**
Other comprehensive income		-	-	-	10	-	-	**10**
Balance at December 31, 2021		**20,410**	**9,452**	**21,414**	**(12,312)**	**269,500**	**(270,739)**	**37,725**

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CONSOLIDATED Statements OF Cash FlowS

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Notes to THE CONSOLIDATED interim

financial STATEMENTS

1
The Company and its business

IDEX Biometrics ASA (the Company) specializes in the design, development, and sale of fingerprint identification and authentication solutions based on patented and proprietary sensor technologies, circuit designs, software and algorithms, and enrolment techniques. IDEX Biometrics’ largest potential market is the biometric payment card market. The Company is a public limited liability company incorporated and domiciled in Norway. The address of the head office is Dronning Eufemias gate 16 at NO-0191 Oslo, Norway. There is one class of ordinary (i.e., common) shares, and all shares have equal rights. The Company's Ordinary Shares are listed on the Oslo Børs, the stock exchange in Oslo, Norway, under the ticker IDEX. As of March 1, 2021, the Company registered 60,000,000 Ordinary Shares with the U.S. Securities and Exchange Commission, in association with the listing of 800,000 American Depositary Shares (each representing 75 of the Company’s Ordinary Shares) on the Nasdaq Capital Market, under the ticker IDBA.

IDEX Biometrics has wholly-owned subsidiaries in the United States, the United Kingdom, and China. The subsidiaries provide technical development services, sales facilitation, marketing assistance, and/or logistics processing for the parent company.

2
Basis of preparation and accounting policies

These Consolidated interim financial statements for the three and twelve-month periods ended December 31, 2022, have been prepared in accordance with IAS 34 Interim Financial Reporting and have not been subject to audit. These interim financial statements should be read in conjunction with the audited annual financial statements for the year ended December 31, 2021, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. The accounting policies applied herein are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2021. Amounts presented may not sum precisely due to rounding.

IDEX Biometrics operates in one operating segment, fingerprint imaging and recognition technology, and these interim financial statements present the full consolidation of the accounts of the Company and all subsidiaries, reflecting this operational focus.

Pursuant to IAS 1 Presentation of Financial Statements, a going concern assumption has been applied in the preparation of these interim financial statements. The current and near-term revenue is insufficient to cover the Company’s operating expenses and the Company generates a significant loss. The Company expects to establish further revenue generation through increased sales of its products in the long term. However, the current cash position and financial forecasts indicate that in 2023, the company will need significant funding in the form of equity injection, debt or other. The board is considering cost reduction possibilities. Such measures will help but will not be sufficient. The board is considering various funding options and believes that the Company will obtain further financing for its planned operation, growth and working capital requirements.

During the year ended December 31, 2022, the Company revised its classification related to the presentation of Capital Reduction Reserve to reflect the legal decision of the absorption of historical accounting losses into Share Premium. Previously, the Company presented allocation of Share premium to absorb losses as a component of Accumulated Loss. The Company changed its presentation to reflect the amount of transfer losses to Share Premium separately from accumulated losses on the Consolidated Statements of Financial

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Position and Consolidated Statements of Changes in Equity. The Company has applied this change to all periods.

These interim financial statements were approved by the Board of Directors on February 21, 2023.

3
Risks

It is the duty of the Board of Directors to present the principal risks facing the Company in the conduct of its business. The Company’s major risk is its business risk, broadly meaning risks to its ability to generate revenue and earn profit. Future revenue generation will depend, among other such risks, on the Company’s ability to market and profitably deliver products on a sustained basis, its ability to legally protect its intellectual property rights, its ability to scale its operations to maximize efficiencies, and its ability to retain current employees and to attract new employees. The ability to generate future revenue is also highly dependent on the pace of development of the market for biometric payment cards, which remains in an early stage.

The Company's assets primarily consist of cash, working capital, and intangible assets. As of December 31, 2022, the Company had no indebtedness to financial institutions or other third-party lenders. The Company maintains liquidity by investing available funds in readily accessible, floating-interest rate bank accounts. The Company’s exposure to currency exchange rate changes is managed by maintaining an appropriate mix of cash deposits in the various currencies it utilizes for its operations. The Company does not engage in any active hedging strategies. The U.S. Dollar is the dominant currency of the Company’s receivables and payables.

During 2022, the Company experienced vendor shipment delays associated with supply chain constraints within the semiconductor industry. Continued supply chain constraints may further affect future inventory planning and timing of customer shipments. Semiconductor component availability may become a more significant risk factor as the Company’s order stock and unit volumes expand.

COVID-19 risk:

The future progression of the COVID-19 pandemic and its effects on the Company’s business and operations are unknown and not predictable. There have not been any significant delays in development projects due to COVID-19. However, the pandemic did cause certain, short-term delays in 2021, and 2022.

The Company continues to monitor the potential impact of COVID-19 on its business and consolidated financial statements. Should governments in the countries in which IDEX Biometrics, its suppliers or customers operate reimpose restrictions on interpersonal contact, workplace access, and travel, IDEX Biometrics may experience reduced productivity, customers and potential customers may delay orders, or there may be delays in the supply chain.

4
Revenue from contracts with customers

The Company records revenue from the sale of biometric fingerprint sensor products and the delivery of technical development and other engineering services to its customers. Product-related revenue is recognized upon shipment, generally on an Incoterms EXW (i.e., ex-works) basis. Revenue is recognized according to the criteria of IFRS 15 Revenue from Contracts with Customers.

The balances of customer accounts receivable as of December 31, 2022 and December 31, 2021, were $1.3 million and $0.8 million, respectively. There were no contract asset or contract liability balances at either of these dates.

INTERIM REPORT

FOURTH QUARTER 2022

5
Compensation and benefits

Compensation and benefit expenses consist of costs for direct employees of the Company. Individual contractors are classified as Research and development expenses or Other operating expenses, as applicable.

The table below sets forth the number of employees and individual contractors by their function measured in full-time equivalents (FTE).. Certain individuals are contractors because they live in countries in which the Company does not have a business presence.

IDEX Biometrics presents operating expenses by nature, in contrast to function. Accordingly, Compensation and benefits expenses includes the compensation and benefit costs for all employees. Cost of materials, net of inventory change, Research and development expenses, and Other operating expenses do not include the cost of personnel assigned to those activities.

6
Research and development expenses

Research costs are expensed when incurred. Development costs are expensed unless they qualify for capitalization. The Company’s patents and other intellectual property rights created are capitalized and recorded on the Statement of financial position only if they satisfy the criteria for capitalization. The Company has not capitalized development costs in any of the periods presented. Development costs related to the creation of intellectual property have been expensed when incurred.

INTERIM REPORT

FOURTH QUARTER 2022

Government support is recognized when it is probable the Company will qualify and receive support, and the amount can be measured reliably. Norwegian SkatteFUNN grants are recorded in the fourth quarter each year.

7
Related party transactions

The chair of the Board of Directors, Morten Opstad, is a partner in the law firm Advokatfirma Ræder AS (Ræder). Ræder provided legal services to the Company during 2022, resulting in charges of $195 thousand. Mr. Opstad’s work on behalf of the Company beyond his Director duties is invoiced by Ræder.

Lawrence J. Ciaccia, a member of the Board of Directors, has served on the Company’s Strategy Advisory Council (SAC) since 2014 and until 30 June 2022. He was compensated $15 thousand per year for such service. Mr. Ciaccia also provides to the Company, pursuant to a written agreement, other consulting services, outside of his service on the SAC, for a fixed fee of $50 thousand per year.

8
Non-current assets

Acquired intangible assets and intellectual property rights have been capitalized at the time of acquisition. These assets are depreciated over their respective economic lives. The major items depreciate over 9.5 years and 17.3 years from acquisition, through July 2024 and to the end of 2030, respectively. Goodwill is not amortized, but is tested for impairment at least annually or more frequently, if circumstances merit. The Company is one cash generating unit for purposes of impairment testing.

9
Financial items

INTERIM REPORT

FOURTH QUARTER 2022

10
Income tax expense

The Company has significant accumulated tax losses. No deferred tax asset associated with these accumulated tax losses has been recorded on the Statement of financial position, as there is not sufficient evidence that taxable profit will be generated, against which the unused tax losses could be applied. There are no restrictions as to how long tax losses may be carried forward in Norway.

11
Loss per share

The profit or loss per share is calculated by dividing the profit (loss) for the period by the weighted average number of ordinary shares outstanding for the period. Loss per share is calculated per basic share (i.e., without consideration for the dilutive effect of exercisable subscription rights).

12
Shares and subscription rights

From time to time, on a discretionary basis, IDEX Biometrics awards subscription rights for the purchase of Ordinary Shares to employees and individual contractors, pursuant to the terms of an annual subscription rights program approved by shareholders at that year’s annual general meeting (AGM). Such subscription rights are denominated in Norwegian Krone. Unless specifically resolved otherwise by the Board of Directors, 25% of each grant of subscription rights vests per year, and the grant expires on the fifth anniversary of the AGM at which the program was approved. Unvested subscription rights terminate on the

INTERIM REPORT

FOURTH QUARTER 2022

holder’s last day of employment or termination of contract. Vested subscription rights may be exercised up to 90 days after such termination date. The weighted average exercise price of outstanding incentive subscription rights on December 31, 2022, was NOK 1,74 per share.

The fair value at grant date of a subscription right is expensed over the vesting period of each tranche of the grant. The fair value of each tranche of a subscription right is determined using a Black-Scholes option pricing model, based on Ordinary Share prices quoted on the Oslo Børs and published interest rates. The Company’s social security tax obligations related to share-based remuneration are recorded on each balance sheet date, based on the earned value of the subscription rights outstanding, and the adjustment to the accrued balance is recorded as cost.

Since 2020, IDEX Biometrics has operated an employee stock purchase plan (ESPP), whereby employees may elect to invest a portion of their after-tax compensation in newly issued ordinary shares. Employees make payroll contributions to the ESPP over the course of six-month contribution periods, March-August and September-February. At the end of each period, they purchase shares at a 15% discount to the lesser of the share price at the beginning and ending of the contribution period.

The fair value at grant date of ESPP shares are expensed over the course of the six-month contribution period. The fair value is determined using a Black-Scholes option pricing model, based on share prices quoted on the Oslo Børs and published interest rates.

13
Inventory

Inventory, consisting of raw materials (primarily semiconductor components and substrates), work-in-progress, and finished goods (completed fingerprint sensing devices available for sale), is valued at the lower of cost or recoverable value, reflecting reserves based on aging and obsolescence. Period to period variations in reserve balances are caused by differences in the times between the identification of an impairment (i.e., the calculation of a reserve charge) and the physical disposal of the inventory in question. As of December 31, 2022, the Company maintained an inventory reserve of $130 thousand, reflecting discontinued product and lower-of-cost-or-market reserves on inventory contracted to be sold at lower than its manufacturing cost.

14
Events after the balance sheet date

The board of directors resolved on February 21, 2023 to issue 1,423,800 incentive subscription rights to five new employees and individual contractors of IDEX Biometrics. The grant was made under the Company's 2022 Subscription rights plan. The exercise price of the subscription rights is NOK 0.72 per share, they vest by 25% per year, and will expire on May 12, 2027. Following the grants, there are 82,065,247 incentive subscription rights outstanding.

There have been no events between December 31, 2022, and the approval of these interim financial statements by the Board of Directors that have had any material impact on the Company’s results for the three and twelve months ended December 31, 2022, or the value of the Company’s assets and liabilities as of December 31, 2022.

INTERIM REPORT

FOURTH QUARTER 2022